DALE MATHESON
CARR HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:
Robert J Burkart, Inc.
James F Carr-Hilton, Ltd.
Alvin F Dale, Ltd.
Peter J Donaldson, Inc.
Reginald J. LaBonte, Ltd.
Robert J Matheson, Inc.
Fraser G Ross, Ltd.

November 23, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St. N.W.
Washington DC 20549

Re: Becoming Art, Inc. – Amended Form SB-2 Registration Statement

Dear Sirs:

As independent registered public accountants, we hereby consent to the inclusion or incorporation by reference in this amended Form SB-2 Registration Statement dated November 22, 2004, of the following:

- Our report to the Stockholders and Board of Directors of Becoming Art, Inc. dated September 30, 2004 on the financial statements of the Company as at August 31, 2004 and November 30, 2003 and for the nine month period ended August 31, 2004, the period from October 13, 2003 (inception) to November 30, 2003 and the period from October 13, 2003 (inception) to August 31, 2004.

In addition, we also consent to the reference to our firm included under the heading "Experts" in this Registration Statement.

Yours truly,

/s/ Dale Matheson Carr-Hilton LaBonte

Dale Matheson Carr-Hilton LaBonte
Chartered Accountants
Vancouver, British Columbia

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